

April 22, 2011

<u>Via E-Mail</u>
Kevin Kreisler, Chief Executive Officer
EcoSystem Corporation
One Penn Plaza, Suite 1612
New York, NY 10119

> **Re:** **EcoSystem Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-32143**

Dear Mr. Kreisler:

We have completed our review of your filings and related documents and do not have any further comments at this time.

> Sincerely,
>
> /s/ James Lopez (for)
>
> John Reynolds
> Assistant Director